UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Sears Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812350106

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 20, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106	Page	2	of	15

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,179,755
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,179,755
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,179,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	812350106	Page	3	of	15

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,243,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,084,052
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,243,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	4	of	15

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	5	of	15

1	NAME OF REPORTING PERSON CRK Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	6	of	15

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	7	of	15

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,168,778
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,168,778
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,168,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	8	of	15

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,107,718
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,107,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,107,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	9	of	15

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	10	of	15

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	11	of	15

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,061,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,061,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,061,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

Page	12	of	15

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Holdings Common Stock”), of Sears Holdings Corporation (“Holdings”).  This Amendment No. 15 supplementally amends the Statement on Schedule 13D, as amended, filed with the Securities and Exchange Commission by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert and William C. Crowley, both United States citizens, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”) and ESL Investors L.L.C., a Delaware limited liability company (“Investors”).  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Based on the most recently disclosed number of outstanding Holdings Common Stock, the Reporting Persons are filing this Amendment No. 15 to report an increase in their respective current beneficial ownership percentages of Holdings Common Stock, resulting solely from a decrease in the number of outstanding Holdings Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)  The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of August 20, 2010, based on 110,648,210 outstanding shares of Holdings Common Stock (the number of shares outstanding as of August 13, 2010 as stated in the most recent quarterly report on Form 10-Q filed by Holdings), indicating the number of shares of Holdings Common Stock for which each Reporting Person has sole or shared power to direct the vote of the disposition of such shares.  The Reporting Persons as a group beneficially own an aggregate of 65,393,966 shares of Holdings Common Stock.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Investments, Inc.	48,179,755 (1)	43.5%	48,179,755 (1)	0	48,179,755 (1)	0
Edward S. Lampert	65,243,311 (2)	59.0%	65,243,311 (2)	0	52,084,052 (3)	0
CRK Partners, LLC	747	0.0%	747	0	747	0
RBS Partners, L.P.	48,168,778 (4)	43.5%	48,168,778 (4)	0	48,168,778 (4)	0
ESL Partners, L.P.	38,107,718	34.4%	38,107,718	0	38,107,718	0
RBS Investment Management, L.L.C.	10,230 (5)	0.0%	10,230 (5)	0	10,230 (5)	0
ESL Institutional Partners, L.P.	10,230	0.0%	10,230	0	10,230	0
ESL Investors L.L.C.	10,061,060	9.1%	10,061,060	0	10,061,060	0
Tynan, LLC	97,905	0.1%	97,905	0	73,185 (3)	0
William C. Crowley	150,655 (6)	0.1%	150,655 (6)	0	73,185 (3)	0

(1)       This number consists of 38,107,718 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC.

(2)       This number consists of 38,107,718 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 17,063,556 shares of Holdings Common Stock held directly by Mr. Lampert.

(3)       This number excludes shares subject to the Lock-Up Agreement described herein.

Page	13	of	15

(4)       This number consists of 38,107,718 shares of Holdings Common Stock held by Partners and 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors.

(5)       This number consists of 10,230 shares of Holdings Common Stock held by Institutional.

(6)       This number consists of 97,905 shares of Holdings Common Stock held by Tynan and 52,750 Shares held by Mr. Crowley.

 (c)  Except as set forth herein, there have been no transactions in Holdings Common Stock by any of the Reporting Persons since June 14, 2010, the date of the last Amendment on Schedule 13D by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2010

ESL INVESTMENTS, INC.

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

WILLIAM C. CROWLEY

CRK PARTNERS, LLC

By:         ESL Investments, Inc., as its sole member

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	15	of	15

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its managing member

By:         ESL Investments, Inc., as its general partner

By:
Name:  Adrian J. Maizey
Title:  Chief Financial Officer